UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Roku, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

77543R 10 2

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77543R 10 2

1.	Name of Reporting Persons Menlo Ventures X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

(1)

This statement on Schedule 13G is filed by Menlo Ventures X, L.P. (“Menlo X”), MMEF X, L.P. (“MMEF X”), Menlo Entrepreneurs Fund X, L.P. (“MEF X”), MV Management X, L.L.C. (“MVM-X”), Shawn T. Carolan (“STC”), H.D. Montgomery (“HDM”), Douglas C. Carlisle (“DCC”), John W. Jarve (“JWJ”) and Mark A. Siegel (“MAS,” together with Menlo X, MMEF X, MEF X, MVM-X, STC, HDM, DCC and JWJ, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 77543R 10 2

1.	Name of Reporting Persons Menlo Entrepreneurs Fund X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 77543R 10 2

1.	Name of Reporting Persons MMEF X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 77543R 10 2

1.	Name of Reporting Persons MV Management X, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) CO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 77543R 10 2

1.	Name of Reporting Persons Henry D. Montgomery
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 275,000 (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 275,000 (2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 275,000 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.3% of Common Stock (0.4% of Class A Common Stock) (3)(4)(5)
12.	Type of Reporting Person (See Instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of (i) 250,000 shares of Class B Common Stock held by Montgomery Family Trust, which may be converted into Class A Common Stock at a 1:1 ratio at the option of Montgomery Family Trust, and (ii) 25,000 shares of Class B Common Stock held by Dumont Partners, which may be converted into Class A Common Stock at a 1:1 ratio at the option of Dumont Partners. HDM serves as the trustee of the Montgomery Family Trust, and the general partner of Dumont Partners. As such, HDM possesses power to direct the voting and disposition of the shares owned by Montgomery Family Trust and Dumont Partners and may be deemed to have indirect beneficial ownership of the shares held by Montgomery Family Trust and Dumont Partners. HDM owns no securities of the Issuer directly.

(3)

The Common Stock beneficial ownership percentage is based on a total of 109,164,617 shares of Common Stock (77,223,289 shares of Class A Common Stock and 31,941,328 shares of Class B Common Stock) as of October 31, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the SEC on November 9, 2018.

(4)

The Class A Common Stock beneficial ownership percentage is based on 77,223,289 shares of the Issuer’s Class A Common Stock outstanding as of October 31, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the SEC on November 9, 2018, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the Class A Common Stock beneficial ownership percentage of the Reporting Person.

(5)	The shares held by the Reporting Persons represent 0.7% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 77543R 10 2

1.	Name of Reporting Persons Douglas C. Carlisle
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 866,301 (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 866,301 (2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 866,301 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.8% of Common Stock (1.1% of Class A Common Stock) (3)(4)(5)
12.	Type of Reporting Person (See Instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of (i) 131,535 shares of Class B Common Stock held by the Carlisle Family Partnership, which may be converted into Class A Common Stock at a 1:1 ratio at the option of Carlisle Family Partnership, and (ii) 734,766 shares of Class B Common Stock held by DCC directly, which may be converted into Class A Common Stock at a 1:1 ratio at the option of DCC. DCC serves as the general partner of Carlisle Family Partnership. As such, DCC possesses power to direct the voting and disposition of the shares owned by Carlisle Family Partnership and may be deemed to have indirect beneficial ownership of the shares held by Carlisle Family Partnership.

(3)

The Common Stock beneficial ownership percentage is based on a total of 109,164,617 shares of Common Stock (77,223,289 shares of Class A Common Stock and 31,941,328 shares of Class B Common Stock) as of October 31, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the SEC on November 9, 2018.

(4)

The Class A Common Stock beneficial ownership percentage is based on 77,223,289 shares of the Issuer’s Class A Common Stock outstanding as of October 31, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the SEC on November 9, 2018, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the Class A Common Stock beneficial ownership percentage of the Reporting Person.

(5)	The shares held by the Reporting Persons represent 2.2% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 77543R 10 2

1.	Name of Reporting Persons John W. Jarve
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 77543R 10 2

1.	Name of Reporting Persons Mark A. Siegel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 150,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 150,000
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.1% of Common Stock (0.2% of Class A Common Stock) (2)(3)(4)
12.	Type of Reporting Person (See Instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

The Common Stock beneficial ownership percentage is based on a total of 109,164,617 shares of Common Stock (77,223,289 shares of Class A Common Stock and 31,941,328 shares of Class B Common Stock) as of October 31, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the SEC on November 9, 2018.

(3)

The Class A Common Stock beneficial ownership percentage is based on 77,223,289 shares of the Issuer’s Class A Common Stock outstanding as of October 31, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the SEC on November 9, 2018, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the Class A Common Stock beneficial ownership percentage of the Reporting Person.

(4)	The shares held by the Reporting Persons represent 0.4% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 77543R 10 2

1.	Name of Reporting Persons Shawn T. Carolan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 318,033
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 318,033
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 318,033
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.3% of Common Stock (0.4% of Class A Common Stock) (2)(3)(4)
12.	Type of Reporting Person (See Instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

The Common Stock beneficial ownership percentage is based on a total of 109,164,617 shares of Common Stock (77,223,289 shares of Class A Common Stock and 31,941,328 shares of Class B Common Stock) as of October 31, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the SEC on November 9, 2018.

(3)

The Class A Common Stock beneficial ownership percentage is based on 77,223,289 shares of the Issuer’s Class A Common Stock outstanding as of October 31, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the SEC on November 9, 2018, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the Class A Common Stock beneficial ownership percentage of the Reporting Person.

(4)	The shares held by the Reporting Persons represent 0.8% of the combined voting power of the Issuer’s Common Stock.

Item 1.

(a)	Name of Issuer: Roku, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 150 Winchester Circle, Los Gatos, California 95032

Item 2.

(a)	Name of Person Filing:

Menlo Ventures X, L.P. (“MV X”)

Menlo Entrepreneurs Fund X, L.P. (“MEF X”)

MMEF X, L.P. (“MMEF X”)

MV Management X, L.L.C. (“MVM X”)

Henry D. Montgomery (“HDM”)

Douglas C. Carlisle (“DCC”)

John W. Jarve (“JWJ”)

Mark A. Siegel (“MAS”)

Shawn T. Carolan (“STC”)

(b)	Address of Principal Business Office or, if none, Residence

2884 Sand Hill Road, Suite 100

Menlo Park, California 94025

(c)	Citizenship:

Entities:	MV X	—	Delaware
	MEF X	—	Delaware
	MMEF X	—	Delaware
	MVM X	—	Delaware

Individuals:	HDM	—	United States
	DCC	—	United States
	JWJ	—	United States
	MAS	—	United States
	STC	—	United States

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 77543R 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership. The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
MV X	0	0	0	0	0	0	0.0%
MEF X	0	0	0	0	0	0	0.0%
MMEF X	0	0	0	0	0	0	0.0%
MVM X	0	0	0	0	0	0	0.0%
HDM	275,000	275,000	0	275,000	0	275,000	0.3% of Common Stock (0.4% of Class A Common Stock)
DCC	866,301	866,301	0	866,301	0	866,301	0.8% of Common Stock (1.1% of Class A Common Stock)
JWJ	0	0	0	0	0	0	0.0%
MAS	150,000	150,000	0	150,000	0	150,000	0.1% of Common Stock (0.2% of Class A Common Stock)
STC	318,033	318,033	0	318,033	0	318,033	0.3% of Common Stock (0.4% of Class A Common Stock)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of a Group

Not applicable

Item 10.	Certification

Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2019

Menlo Ventures X, L.P.
By:	MV Management X, L.L.C., its general partner

	By:	/s/ Mark A. Siegel
Mark A. Siegel
Managing Member

Menlo Entrepreneurs Fund X, L.P
By:	MV Management X, L.L.C., its general partner

	By:	/s/ Mark A. Siegel
Mark A. Siegel
Managing Member

MMEF X, L.P
By:	MV Management X, L.L.C., its general partner

	By:	/s/ Mark A. Siegel
Mark A. Siegel
Managing Member

MV Management X, L.L.C.

	By:	/s/ Mark A. Siegel
Mark A. Siegel
Managing Member

/s/ Henry D. Montgomery
Henry D. Montgomery

/s/ John W. Jarve
John W. Jarve

/s/ Douglas C. Carlisle
Douglas C. Carlisle

/s/ Mark A. Siegel
Mark A. Siegel

/s/ Shawn T. Carolan
Shawn T. Carolan

Exhibit(s): 99.1: Joint Filing Statement